UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-36874

GANNETT MEDIA CORP.*

(Exact name of registrant as specified in its charter)

7950 Jones Branch Drive
McLean, Virginia 22107-0910
 (703) 854-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Gannett Media Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 29, 2019	By:	/s/ Paul J. Bascobert

Name: Paul J. Bascobert
Title: President and Chief Executive Officer

*On August 5, 2019, Gannett Media Corp. (formerly known as Gannett Co., Inc.), a Delaware corporation (“Old Gannett”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Gannett Co., Inc. (formerly known as New Media Investment Group Inc.), a Delaware corporation (the “Company”), Gannett Holdings LLC (formerly known as Arctic Holdings LLC), a Delaware limited liability company, and Arctic Acquisition Corp., a Delaware corporation (“Merger Sub”), providing for the Company to acquire Old Gannett.  Pursuant to the Merger Agreement, Merger Sub was merged with and into Old Gannett (the “Merger”).  As a result of the Merger, Old Gannett became an indirect wholly owned subsidiary of the Company, which was renamed “Gannett Co., Inc.” immediately after the effective time of the Merger.